Exhibit 14.1

CODE OF ETHICS

This Code of Ethics is promulgated by the Board of Directors under Section 406 of the Sarbanes Oxley Act of 2002 and the rules of the SEC promulgated thereunder and applies to all employees, officers and directors of the company.  It contains standards reasonably necessary to promote:  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the issuer and in other public communications; and compliance with applicable governmental laws, rules and regulations.

You must:

1.           Act with honesty and integrity, ethically handling actual or apparent conflicts of interest in personal and professional relationships.  You should recognize that even the appearance of a conflict of interest can damage the company.  A conflict of interest may exist because of a relationship of yours or of a family member that is inconsistent with the company’s best interests or could cause a conflict with your ability to perform your job responsibilities.

2.           Report to the Compliance Officer or to the Chairman of the Audit Committee any transaction that reasonably could be expected to give rise to a conflict of interest.

3.           Produce, or cause to be produced, full, fair, accurate, timely, and understandable disclosure in reports and documents that the company files with or submits to the Securities and Exchange Commission and in other public communications.

4.           Comply with applicable governmental laws, rules and regulations.

5.           Promptly report any violation of this Code of Ethics to the Compliance Officer or the Chairman of the Audit Committee.

6.           Proactively promote ethical behavior by other company officers and employees involved in financial reporting.

The Company reserves the right to determine when actual or potential conflicts of interest exist, and then to take any action, which in the sole judgment of the Company, is needed to prevent the conflict from continuing.

You will be held accountable for your adherence to this Code of Ethics.  Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including immediate termination of your employment.

Any request by you for a waiver of any provision of this Code of Ethics must be in writing and addressed to the Compliance Officer unless you are a senior financial officer (chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions), other executive officer or director, in which case it must be addressed to the Chairman of the Audit Committee.

With regard to senior financial officers, other executive officers and directors, the Board will have the sole and absolute discretionary authority, acting upon such recommendation as may be made by the Audit Committee, to approve any waiver from this Code of Ethics.  Any waiver for this Code of Ethics for senior financial officers, other executive officers or directors will be disclosed promptly on Form 8-K or any other means approved by applicable SEC rules or listing standards.

Nothing contained in this Code of Ethics is intended by the Company to be, nor shall it be construed as, an employment agreement.